Exhibit 99.2
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)

Twelve Months Ended
($ in thousands)	June 30, 2009
FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3691
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6309
Pre-Tax Preferred Stock Dividends	$2,092

FIXED CHARGES:
Interest Expense	$45,382
Amortization of Debt Premium, Discount and Expense	371
Interest Component of Rentals	1,609

Total Fixed Charges	47,362
Pre-Tax Preferred Stock Dividends	2,092

Total Fixed Charges and Preferred Stock Dividends	$49,454

EARNINGS:
Net Income before Dividends on Preferred Stock	$121,602
Add:
Income Taxes	71,140
Total Fixed Charges	47,362

Total Earnings	$240,104

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	4.9